VIA EDGAR

April 25, 2018

Ms. Valerie J. Lithotomos

Senior Counsel

U.S. Securities and Exchange Commission

Washington, D.C. 20549

RE:	ABS Long/Short Strategies Fund (the “Fund”)

File Nos. 811-23079; 333-224160

Dear Ms. Lithotomos:

This letter confirms our receipt of oral comments from you on April 23, 2018 to the Fund’s registration statement on Form N-2 (the “Registration Statement”) filed via EDGAR with the U.S. Securities and Exchange Commission (the “SEC”) on April 5, 2018 (accession number 0001398344-18-005265). We found your comments and clarifying questions very helpful in guiding refinements to the Registration Statement. The Fund’s Board of Trustees (the “Board”) takes its obligations with respect to clients and regulators very seriously and welcomes the opportunity for collaboration, recognizing that there is always room for improvement and clarification.

In order to facilitate this review process, below we have summarized each oral comment provided, immediately followed by our response and corrective actions taken (if applicable). Unless otherwise defined herein, capitalized terms have the meanings set forth in the Registration Statement.

April 25, 2018

Comments/Questions Posed and Our Responses:

COMMENT 1. Did the Fund receive an exemption from Rule 23c-3 under the Investment Company Act of 1940, as amended (the “1940 Act”) in order to issue multiple classes of shares?

RESPONSE 1. Yes, on May 18, 2016, the SEC issued an order granting an exemption from Rule 23c-3 under the 1940 Act and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act permitting the Fund to issue multiple classes of shares and to impose asset-based distribution fees and early withdrawal charges.

COMMENT 2. Footnote 3 of the fee table indicates that the Fund’s adviser has contractually agreed to waive its fee and/or reimburse expenses to limit the Fund’s annual total operating expense ratio through August 30, 2019. Please confirm that, in calculating the amounts listed in the expense examples, the net expense ratio was not used after August 30, 2019.

RESPONSE 2. The Fund confirms that in calculating the amounts listed in the expense examples, the contractual waiver was not taken into account after August 30, 2019.

COMMENT 3. When do you intend to update the Registration Statement to include audited financials.

RESPONSE 3. We plan to file an amendment to the Registration Statement with audited financial statements by the 2nd week of July (the Fund needs to go effective by the end of August in order to avoid having stale financial statements).

COMMENT 4. Please confirm that the Fund does not have a significant amount of short sale transactions such that the “Interest Payments on Borrowed Funds” caption in Item 3 of Form N-2 would be applicable.

RESPONSE 4. The Fund confirms that the amount of “Interest Payments on Borrowed Funds” is less than 0.01%.

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Thank you again for your comments to the Registration Statement. Should you have any questions or concerns regarding the responses contained herein, please do not hesitate to contact me.

Very truly yours,

/s/ Edward C. Lawrence

Edward C. Lawrence